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                                                                  EXHIBIT 11.1


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

                                                                            PRO FORMA
                                                    1995     1996     1997    1997
                                                  -------  -------  ------- ---------
Net loss........................................  $(8,049) $(7,879) $(4,110) $(4,154)

Weighted average common shares outstanding......    1,300    1,373    1,386    1,386

Conversion of preferred stock (1)...............        0        0        0    4,761

Exercise of warrant (2).........................        0        0        0      131

Shares issued in the Acquisition................        0        0        0      225
                                                  -------  -------  -------  -------
     Total......................................    1,300    1,373    1,386    6,503

Basic and diluted net loss per share (4)........  $ (6.19) $ (5.74) $ (2.97)
                                                  =======  =======  =======
Pro forma basic and diluted net loss per share..                             $ (0.64)
                                                                             =======
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(1) Preferred Stock will be converted to Common Stock upon the Offering
(2) Shares of Common Stock to be issued upon conversion of the Preferred Stock acquired upon the exercise of a warrant held by Tech Ventures
(3) Shares of Common Stock issued by the Company to in connection with the purchase from Technology Ventures of its 20% minority interest in the
    Services Subsidiary
(4) Basic and diluted earnings per share are the same as all common stock equivalents are antidilutive